UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LITHIUM ARGENTINA AG

(Exact name of registrant as specified in its charter)

Switzerland	001-38350	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Dammstrasse 19, 6300 Zug, Switzerland	900 West Hastings Street, Suite 310, Vancouver, British Columbia, Canada V6C 1E5
(Address of principal executive offices)	(North American Mailing Address)

Alex Shulga
778-653-8092
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Lithium Argentina AG ("Lithium Argentina") is subject to Canada's Extractive Sector Transparency Measures Act ("ESTMA"). Lithium Argentina is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. Lithium Argentina's ESTMA report is available on Lithium Argentina's website at https://investors.lithium-argentina.com/static-files/0afb55db-9cd7-45de-baba-01fce7f4edb2 or on the Government of Canada's website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

LITHIUM ARGENTINA AG

By:	/s/ Alex Shulga	August 27, 2025
	Alex Shulga	(Date)
Vice President and Chief Financial Officer